Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2019

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2018, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Nano Dimension”, the “Company”, “we”, “us” or “our” are to Nano Dimension Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2019 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2018 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly system is the first and only precision system that produces professional multilayer circuit-boards (PCB), RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the Tel Aviv Stock Exchange and Nasdaq, and have spent approximately $70 million to build our additive electronics company. With our unique additive manufacturing technology for 3D printed electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

We began commercializing our first professional grade DragonFly 3D printer during the fourth quarter of 2017. The first of its kind 3D printer uses our proprietary inks and integrated software to quickly create functional electronics such as multilayered printed circuit boards (PCBs), sensors, conductive geometries, antennas, molded connected devices and other devices for rapid prototyping and custom additive manufacturing of smart products.

Financial Highlights

●	Total revenues for the six months ended June 30, 2019 were $2,850,000, compared to $1,723,000 in the six months ended June 30, 2018. The increase was attributed to commercial sales of the DragonFly Pro 3D printer.

●	Net loss for the six months ended June 30, 2019 was $2,664,000, or $0.02 per share, compared to $7,893,000, or $0.09 per share, in the six months ended June 30, 2018. The decrease is mainly attributed to an increase in finance income as a result of the change in the fair value of warrants and rights to purchase that were issued in our February 2019 public offering.

●	Cash and cash equivalents totaled $5,290,000 as of June 30, 2019, compared to $3,753,000 on December 31, 2018. The increase compared to December 31, 2018, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2019, less cash used in operations during the six months ended June 30, 2019.

●	Shareholders’ equity totaled $15,057,000 as of June 30, 2019, compared to $15,572,000 as of December 31, 2018.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report and in note 2A in our unaudited condensed financial statements for the six months ended June 30, 2019 regarding adoption of IFRs 16, Leases, as from January 1, 2019.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2019 and 2018, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
	2018	2019

Revenues	1,723	2,850

Cost of revenues	1,124	1,959

Cost of revenues - amortization of intangible	386	386

Total cost of revenues	1,510	2,345

Gross profit	213	505

Research and development expenses, net	4,611	4,474

Sales and marketing expenses	1,872	2,871

General and administrative expenses	1,494	1,590

Operating loss	(7,764)	(8,430)

Finance income	47	7,317

Finance expense	176	1,551

Total comprehensive loss	(7,893)	(2,664)

Basic loss per share	(0.09)	(0.02)
Basic loss per American Depositary Shares	(0.45)	(0.08)

Six Months Ended June 30, 2019 Compared with Six Months Ended June 30, 2018

Revenues. Our revenues are derived primarily from sales of printers to customers and sale of ink and other consumables to those customers. Total revenues for the six months ended June 30, 2019, were $2,850,000, compared to $1,723,000 in the six months ended June 30, 2018. The increase was attributed to commercial sales of the DragonFly Pro 3D printer.

Cost of Revenues. Cost of revenues consists mainly of cost of printers sold, cost of maintenance, and ink and other consumables costs, as well as amortization of intangible assets. In the fourth quarter of 2016, we began to amortize the intangible asset arising from capitalization of development expenses. The estimated useful lives of the capitalized development costs for the current period is 10 years. Our cost of revenues for the six months ended June 30, 2019, were $2,345,000, compared to $1,510,000 in the six months ended June 30, 2018. Cost of revenues for the six months ended June 30, 2019, consists of $1,405,000 in respect of cost of printers sold, $467,000 in respect of warranty cost, $62,000 for ink and other consumables, $25,000 in respect of depreciation of leased printers, and an additional $386,000 in respect of amortization of intangible assets.

Research and Development. Research and Development, or R&D, expenses consist primarily of salaries of employees engaged in on-going R&D activities, materials, depreciation, rent, and other related costs. R&D expenses for the six months ended June 30, 2019 were $4,474,000, compared to $4,611,000 in the six months ended June 30, 2018. The decrease resulted primarily from a decrease in payroll and related expenses as a result of shifting resources from R&D to S&M to reflect our focus on accelerating our sales.

Sales and marketing. Sales and marketing expenses consist primarily of salaries of sales and marketing employees, marketing and advertising expenses, travel and related expenses, and other sales and marketing costs. Sales and marketing expenses for the six months ended June 30, 2019, were $2,871,000, compared to $1,872,000 in the six months ended June 30, 2018. The increase was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses as a result of shifting resources from R&D to S&M to reflect our focus on accelerating our sales.

General and administrative. General and administrative, or G&A, expenses consist primarily of expenses for fundraising, professional services expenses, salaries of general and administrative employees, directors’ fees, and other administrative costs. G&A expenses for the six months ended June 30, 2019 were $1,590,000, compared to $1,494,000 in the six months ended June 30, 2018. The increase is mainly attributed to increase in payroll and related expenses.

Operating Loss. Based on the foregoing, we recorded an operating loss of $8,430,000 for the six months ended June 30, 2019, compared to $7,764,000 in the six months ended June 30, 2018.

Finance income and Finance expense. Finance income and expenses consist of finance income as a result of the change in the fair value of warrants and rights to purchase that were issued in our February 2019 public offering, issuance expenses that were recognized as finance expense, bank fees, revaluation of liability in respect of government grants and lease liability, and exchange rate differences. Finance income, net, for the six months ended June 30, 2019, were $5,766,000, compared to finance expense, net, of $129,000 in the six months ended June 30, 2018. The increase resulted primarily from finance income as a result of the change in the fair value of warrants and rights to purchase that were issued in our February 2019 public offering.

Net Loss. Net loss for the six months ended June 30, 2019, was $2,664,000, or $0.02 per share, compared to $7,893,000, or $0.09 per share, in the six months ended June 30, 2018.

Liquidity and Capital Resources

From August 2014 through June 30, 2019, we have funded our operations principally with $63,513,000 from the issuance of ordinary shares and warrants. As of June 30, 2019, we had $5,290,000 in cash and cash equivalents.

The table below presents our cash flows:

	Six Month Periods Ended June 30,
(in thousands of U.S. dollars)	2018	2019
Operating activities	(6,790)	(8,297)

Investing activities	(261)	(330)

Financing activities	12,490	10,213

Net increase in cash	5,439	1,586

Net cash used in operating activities of $8,297,000 during the six months ended June 30, 2019, consists primarily of net loss, less adjustments for depreciation and amortization expenses and revaluation of liability in respect of warrants and rights of purchase, as well as an increase in inventory. The increase compared to $6,790,000 in the six months ended June 30, 2018, is mainly as a result of increase in operating loss and increase in working capital.

Net cash used in investing activities of $330,000 during the six months ended June 30, 2019, primarily reflects acquisition of property plant and equipment. The increase compared to $261,000 in the six months ended June 30, 2018 is mainly as a result of increase in restricted bank deposits

Net cash provided by financing activities of $10,213,000 during the six months ended June 30, 2019, consisted primarily of $10,561,000 of net proceeds from the issuance of ordinary shares, rights to purchase and warrants. The net cash provided by financing activities in the six months ended June 30, 2018 of $12,490,000 consisted primarily of net proceeds from the issuance of ordinary shares.

Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares.

Based on the projected cash flows and our cash balance as of June 30, 2019, together with the fundraising on September 2019, our management is of the opinion that without further fund raising it will not have sufficient resources to enable us to continue advancing our activities including the development, manufacturing and marketing of our products for a period of at least 12 months from the date of sign-off date of our interim financial statements. As a result, there is substantial doubt about our ability to continue as a going concern.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our R&D activities;

●	the progress in the launch of the commercial DragonFly Pro system;

●	the costs of manufacturing our DragonFly Pro system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our G&A expenses.

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